QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

Subsidiaries

Name of Entity	State of Incorporation/Organization
FiberTower Network Services Corp	Delaware
FiberTower Solutions Corporation	Delaware
FiberTower Broadband Corp.	Delaware
FiberTower Licensing Corp.	Delaware
FiberTower Spectrum Holdings LLC	Delaware
Teligent Services Acquisition, Inc.	Delaware

QuickLinks

  Exhibit 21.1
Subsidiaries